William L. Taylor +1 212 450 4133 William.taylorl@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

December 22, 2021

Re:	FTS International, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 19, 2021 File No. 001-38382

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	Kevin Dougherty Laura Nicholson

Ladies and Gentlemen:

On behalf of our client, FTS International, Inc. (“FTSI”), we are providing FTSI’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated December 9, 2021, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

FTSI is concurrently filing via EDGAR this letter and Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Proxy Statement”), which includes certain additional changes to update the disclosure contained in the Preliminary Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in italics, followed by FTSI’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Revised Proxy Statement. All references to page numbers in FTSI’s responses are to the pages of the Revised Proxy Statement.

General

1.	We note that you have entered into an agreement and plan of merger with ProFrac Holdings, LLC, by which your shares will be delisted and deregistered under the Exchange Act. We also note your disclosure that THRC Holdings, LP, an affiliate of ProFrac Holdings, LLC, is the direct beneficial owner of 2,750,000 shares of Class A Common Stock, or about 19.6% of your common stock outstanding, which appears your single largest beneficial owner. Given these relationships, please provide your analysis as to why this transaction is not subject to Rule 13e-3, or file a Schedule 13E-3.

U.S. Securities and Exchange Commission

Response: After careful consideration of the applicability of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Division’s guidance in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“Rule 13e-3 C&DI”), FTSI determined that the proposed transaction among ProFrac Holdings, LLC (“Parent”), ProFrac Acquisitions, Inc. (“Merger Sub”) and FTSI (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because THRC Holdings, LP (“THRC”) is not an “affiliate” of FTSI within the meaning of Rule 13e-3.

a.	Overview of Rule 13e-3

A “Rule 13e-3 transaction” is defined as including, among other things, (i) a purchase (which, for purposes of Rule 13e-3, includes any acquisition pursuant to a merger) of any equity security by the issuer of such security or by an affiliate of such issuer, or (ii) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate, which, in either case, has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including, among other things, causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration, or causing any class of equity securities of the issuer that is listed on a national securities exchange to no longer be listed.

An “affiliate” of an issuer is defined in Rule 13e-3 as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.” Under this definition and the Division’s related guidance, the determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

b.	Applicability of Rule 13e-3 to the Merger

FTSI acknowledges that, upon the consummation of the Merger, Merger Sub will be merged with and into FTSI and FTSI common stock will be delisted from the NYSE American and deregistered under the Exchange Act, and accordingly, the Merger will result in the effects described in Rule 13e-3(a)(3)(ii).

Further, FTSI acknowledges that, as set forth in the Staff’s letter, as of the time of the execution of the Merger Agreement on October 21, 2021, THRC, an affiliate of Parent, beneficially owned 2,750,000 shares, or approximately 19.6% of the outstanding shares of FTSI common stock.

Notwithstanding the foregoing and for the reasons set forth below, FTSI respectfully submits that the Merger does not constitute a Rule 13e-3 transaction and that, consequently, none of FTSI, Parent, Merger Sub, THRC or any other person is obligated to make any disclosure on Schedule 13E-3 in connection with the Merger.

U.S. Securities and Exchange Commission

1)	THRC is not an affiliate of FTSI

The Division has explained, in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretive Release”), that the existence of a control relationship for purposes of Rule 13e-3 “does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies” of the issuer.

In the present case, the transaction was negotiated on an arm’s-length basis and THRC does not control, nor has it influenced the governance or operations of, FTSI, and it does not have sufficient stock ownership, representation on the Board of Directors, relationships with management or contractual relationships that would afford THRC the requisite ability to direct FTSI’s management or policies so as to render THRC an “affiliate” within the meaning of Rule 13e-3.

Stock ownership not dispositive

At the time of the execution of the Merger Agreement, THRC beneficially held approximately 19.6% of the outstanding shares of FTSI common stock. THRC’s ownership alone is not sufficient to enable THRC to unilaterally: elect or remove any directors; call special meetings; take any action by written consent; amend FTSI’s organization documents; approve any extraordinary transaction involving FTSI; or otherwise cause FTSI to take any action. Without any influence over the management and policies of FTSI, THRC’s ownership interest was not sufficient to give it the ability to direct or cause FTSI to enter into the Merger Agreement or, more broadly, to make it an affiliate of FTSI for purposes of Rule 13e-3.

Notably, in numerous instances over the 40 years following publication of the Interpretive Release, courts, the Division and the Staff have not required that a Schedule 13E-3 be filed for transactions involving stockholders with stakes of similar size as that held by THRC.1

1 See, e.g., Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385, 1394 (D.D.C. 1984) (stockholder was not an “affiliate” within the meaning of Rule 13e-3 despite holding approximately 32% of outstanding shares because target board was not controlled by stockholder); Ranco Incorporated, SEC No-Action Letter (May 1, 1987) (no-action relief from Rule 13e-3 granted despite acquiror holding 14% of outstanding securities). In addition, the Staff has regularly not required a Schedule 13E-3 even where persons hold or potentially hold a 10% or greater stake in an issuer, including (i) in its review of the Preliminary Proxy Statement on Schedule 14A of Vitamin Shoppe, Inc. filed on September 30, 2019 (File No. 001-34507), where the acquiror was not required to file a Schedule 13E-3, even though the acquiror held 14.9% of the outstanding shares of the target and had an independent, non-employee designee on the target board; (ii) in its review of the Schedule 14A filed by Vivint Solar, Inc. on December 22, 2015 (File No. 001-36642), where Vivint was not required to file a Schedule 13E-3 after review, even though controlling shareholders of Vivint could potentially hold up to a 20% interest in the acquiror; (iii) in its review of the Schedule TO-T filed by Alamos Gold Inc. on January 14, 2013, as amended (File No. 005-78794), where Alamos was not required to file a Schedule 13E-3 even though Alamos held 16% of the outstanding shares of the target; (iv) in its review of the Schedule 14D-1F filed by WWE Equity Holdings Inc. and Brookfield Renewable Energy Partners L.P. on November 26, 2012 (File No. 005-81701), where Brookfield was not required to file a Schedule 13E-3 even though Brookfield held 16.4% of the shares in the target; (v) in its review of the Schedule TO-T filed by Pfizer, Inc. and Eclipse Acquisition Corp. on August 3, 2011 (File No. 005-81358), where Pfizer was not required to file a Schedule 13E-3 even though Pfizer held a 14% interest in the target (that subsequently increased to 18% as a result of entering into tender and voting agreements with the target’s stockholders); (vi) in its review of the Schedule TO-T filed by Johnson & Johnson and JJC Acquisition Company B.V. on November 12, 2010 (File No. 005-51066), where Johnson & Johnson was not required to file a Schedule 13E-3 even though Johnson & Johnson indirectly held 17.9% of the target’s outstanding share capital; and (vii) in its review of the Schedule 14A filed by Blount International, Inc. on January 12, 2016 (File No. 001-11549), where Blount International, Inc. was not required to file a Schedule 13E-3 even though Blount indirectly held 14.99% of the target’s outstanding share capital.

U.S. Securities and Exchange Commission

As described in FTSI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, FTSI filed petitions for voluntary relief under the Bankruptcy Code on September 22, 2020 and emerged from Chapter 11 on November 19, 2020 (the “Effective Date”). Prior to the Effective Date, Wilks Brothers, LLC, an affiliate of THRC (“Wilks”), held $68,445,000 in aggregate principal amount of FTSI’s 6.25% senior secured notes due May 1, 2022 (the “Notes”). Upon FTSI’s emergence from Chapter 11, holders of the Notes (such holders, other than THRC, the “Other Noteholders”) and holders of claims under the credit agreement, dated as of April 16, 2014, by and among FTSI, the lenders party thereto (the “Term Loan Lenders” and, together with the Other Noteholders, the “Other Lenders”), and Wilmington Savings Fund Society, FSB, as successor administrative agent (the “Term Loan Agreement”), collectively held approximately 90% of FTSI’s common stock.

In connection with FTSI’s emergence from Chapter 11, certain of the Other Lenders had concerns relating to the potential for THRC to acquire additional stock and thereby gain control of FTSI. Accordingly, those Other Lenders negotiated for (i) FTSI to enter into a stockholder rights agreement, dated as of the Effective Date (the “Rights Plan”), that would be triggered by any holder, together with its affiliates and associates, owning 20% of more of the outstanding FTSI common stock and (ii) protections to be included in FTSI’s Amended and Restated Certificate of Incorporation filed on the Effective Date with respect to related party transactions, which provide, among other things, that any merger or consolidation of FTSI with a party that, together with its affiliates and associates, beneficially owns an aggregate of 20% or more of FTSI’s common stock would require the affirmative vote of the holders of a majority or two-thirds (depending on the type of transaction) of all outstanding FTSI common stock, in each case, disregarding the shares held by the related party. These protections, and particularly the Rights Plan, effectively blocked the ability of THRC to increase its ownership position in FTSI to 20% or higher, and after signing the Confidentiality Agreement (as defined below) THRC was effectively prohibited from increasing its share ownership position at all.

According to public filings, a number of the Other Lenders continue to hold significant stakes in FTSI including the following holders, each of which owns in excess of 5% of the FTSI common stock: Glendon Capital Management LP (“Glendon”) (12.5%), Ares Management LLC (6.2%) and Amundi Pioneer Asset Management, Inc. and Amundi Pioneer Institutional Asset Management, Inc. (collectively, “Amundi”) (5.1%). These three holders alone own 24.9% of the FTSI common stock based on public filings and certain other lenders continue to own shares of FTSI common stock as well. Although they are not a group, the aggregate stake in FTSI held by the Other Lenders is a counterbalance to THRC’s ability to attempt to direct or cause the direction of the management and policies of FTSI.

Additionally, THRC and its affiliates hold various stakes in companies other than FTSI that are also in the fracking industry, and as such its stake in FTSI at the time of FTSI’s emergence did not indicate a desire to control the management or policies of FTSI. Indeed, THRC’s acquisition of the Notes in 2020 coincided with a number of other investments in other companies in the fracking industry, which THRC has confirmed was indicative of its belief that the pressure pumping sector was undervalued.

U.S. Securities and Exchange Commission

Absence of board representation

Since FTSI’s emergence from Chapter 11, the FTSI board of directors has consisted of five directors. Under the terms of that certain Third Amended & Restated Restructuring Support Agreement (the “RSA”), dated as of August 22, 2020, among FTSI and the creditor parties thereto, (i) one of the directors was to be the CEO of FTSI, (ii) three of the directors (the “Noteholder Selected Directors”) were to be selected by the “Required Consenting Noteholders” (i.e., holders of Notes that were parties to the RSA (“RSA Noteholder Parties”) and held a majority of the Notes held by all RSA Noteholder Parties), and (iii) one of the directors was to be selected by certain Term Loan Lenders that were party to the RSA. The five directors that were selected have remained as directors since FTSI’s emergence from bankruptcy.

The Noteholder Selected Directors were in fact selected by a so-called “ad hoc group” of holders of Notes (the “Ad Hoc Group”).  Although Wilks was a member of the Ad Hoc Group, Wilks’s ownership interest was small in comparison with the rest of the Ad Hoc Group.  Wilks owned approximately $68 million of the Notes and the other seven members of the Ad Hoc Group in aggregate owned approximately $227 million of Notes, which was well above the $166 million amount needed to satisfy the Required Consenting Noteholders threshold under the RSA.2  The Ad Hoc Group decided that two of the non-Wilks members of the Ad Hoc Group would each propose a candidate, and they would permit Amundi and Wilks to recommend the third candidate for the Ad Hoc Group’s approval from a list of candidates compiled by the advisors for the Ad Hoc Group. Amundi identified the candidate that it wanted to recommend as the third Noteholder Selected Director and Wilks acquiesced to that selection.  That candidate had no prior relationship with Wilks or any of its affiliates other than, prior to his nomination, an introductory conversation with Wilks regarding his background and qualifications with respect to serving as a director.  The three candidates so selected were then presented to the full Ad Hoc Group, which acted as the Required Consenting Noteholders and approved the candidates so selected.

Each of the four non-CEO directors is independent and, except as noted in the following sentence, none of them has had any affiliation or relationship with Wilks or any of its affiliates, including THRC. Chris Sayer, an employee of Glendon and one of the Ad Hoc Group’s designees to the FTSI board of directors, had previously engaged with representatives of Wilks in matters related to (i) Glendon’s and Wilks’s respective ownership interests in the debt of FTSI, including as members of the Ad Hoc Group, and (ii) Glendon’s and Wilks’s respective interests in the debt and equity of another entity that is a participant in the hydraulic fracturing industry. Glendon’s interests as a 12.5% shareholder of FTSI is aligned with maximizing the value for the FTSI shareholders in the transaction with Parent (and therefore opposite of the interests of Parent in the transaction) and the prior interactions between Mr. Sayer and representatives of Wilks would not in any way affect Mr. Sayer’s independence from Wilks and Parent in respect of the transaction.

In addition, neither Wilks nor THRC nor any of their affiliates had or has any specific ongoing rights with respect to the selection of directors. And importantly, as discussed above, at the behest of certain Other Lenders a Rights Plan was instituted in connection with FTSI’s emergence from Chapter 11, which effectively impeded Wilks from obtaining additional ownership of FTSI.

2 In order to limit the ability of Wilks to gain influence, and with the consent of Wilks, the RSA included a provision that any amount of Notes held by a given holder in excess of $80 million would be disregarded for purposes of determining whether the Required Consenting Noteholders approved of any matter subject to their approval.

U.S. Securities and Exchange Commission

Arm’s-length process

As described in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” the negotiations among Parent and the FTSI board of directors were conducted on an arm’s-length basis and during a period in which FTSI was also engaged with other potential transaction counterparties.

As described in more detail in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” on December 18, 2020, Matt Wilks, the executive chairman of Parent, delivered an unsolicited proposal to Eugene Davis, the chairman of the FTSI board of directors, proposing a reverse merger pursuant to which Parent would be merged with and into FTSI with FTSI surviving, and the shares of Parent would be exchanged for shares of FTSI, resulting in Parent owning approximately 75% of FTSI and the current FTSI stockholders owning approximately 25% of FTSI. Soon thereafter, and at the direction of the independent members of the FTSI board of directors, FTSI’s financial advisor, Ducera Securities LLC (“Ducera”) began engaging in discussions with Parent. On January 18, 2021, Mr. Davis received a letter from another potential counterparty proposing that FTSI and that potential counterparty explore a possible transaction. On January 26, 2021, the FTSI board of directors authorized Ducera to reach out to certain other potential strategic counterparties, which it did. The details of the engagement of FTSI prior to August 24, 2021 with Parent and other potential counterparties are set forth in the section of the Revised Proxy Statement captioned “The Merger—Background of the Merger,” but suffice it to say that the FTSI board of directors engaged in a robust process to explore potential transactions with parties other than THRC and at one point Parent indicated that it was interested in terminating discussions with FTSI citing differing views of relative valuation and a desire to focus on a different strategic transaction that Parent had recently completed.

On August 24, 2021, Mr. Wilks delivered to Mr. Davis a proposal to acquire FTSI for cash with a total consideration of $346 million. Ducera valued such proposal at $22.86 per share of FTSI common stock.

Over the course of subsequent counterproposals with Parent, FTSI succeeded in extracting significant concessions on terms and price for the benefit of all FTSI stockholders, including (i) the addition of a condition that FTSI’s obligation to close the transaction would require the approval of the majority of the outstanding shares of FTSI common stock, excluding any shares of FTSI common stock owned by Parent or any of its affiliates (including THRC) (the “Majority of the Minority Condition”) and (ii) that FTSI would have a 45 day “go-shop” period after the execution of the Merger Agreement to affirmatively solicit alternative acquisition proposals and in the event FTSI were to terminate the Merger Agreement during this period in order to enter into an agreement with respect to an alternative acquisition proposal a lower termination fee would be payable than that payable if the termination took place thereafter.

As further described in the Revised Proxy Statement, between September 9, 2021 and September 24, 2021, FTSI and Mr. Wilks exchanged eight counterproposals with respect to purchase price and certain other terms for a potential transaction. Each time after Mr. Wilks submitted a proposal, the FTSI board of directors met to discuss the proposal at length with the assistance and input of its advisors and management, and to determine whether, and if so, how to respond. The final proposal the FTSI board of directors authorized Ducera to deliver was as follows: (i) a merger consideration of $26.52 per share of FTSI common stock, (ii) inclusion of the Majority of the Minority Condition, (iii) rejection of Parent’s proposed closing condition in respect of a tender offer for FTSI warrants, (iv) rejection of Parent’s proposal that Parent have an option to terminate the agreement upon payment of a termination fee and (v) rejection of Parent’s proposal to cap FTSI’s adviser fees. On September 24, 2021, Ducera delivered this counterproposal and Parent agreed to it. The foregoing is clear evidence that Parent was at arm’s length from FTSI. Given that, among other reasons, Parent did not have representation on the FTSI board of directors, FTSI did not feel the need to establish a special committee of the FTSI board of directors in connection with this process.

U.S. Securities and Exchange Commission

Following September 24, 2021, the parties engaged in arms’-length negotiation and diligence between FTSI and Parent and their respective representatives. The FTSI board of directors met several times during this period to evaluate the proposed terms of the transaction and discussed such terms at length with its advisors and management. On October 19, 2021, Ducera approached Parent on behalf of FTSI with a request to increase the merger consideration from $26.52 per share of FTSI common stock, at which point Parent responded by reiterating its “best and final offer” was $26.52 per share of FTSI common stock.

Following the execution of the Merger Agreement and during the “go-shop” period, FTSI and Ducera reached out to nine potential strategic counterparties and 37 potential financial counterparties, and did not receive any alternative acquisition proposals. In connection with this outreach, FTSI entered into confidentiality agreements with two potential strategic counterparties, each of which subsequently withdrew from consideration.

The course of negotiations, the nature of the multiple counteroffers that resulted in a material increase to the price to be paid for FTSI’s common stock and the other significant concessions on terms (including the Majority of the Minority Condition and the right to have a “go-shop” period) all reflect a customary and thoroughly negotiated arm’s-length process that was in no way controlled by Parent.

Absence of contractual relationships

None of THRC or any of its affiliates, on the one hand, and FTSI on the other hand, buys any products from or supplies services to the other, nor do they have any contractual relationships with each other, other than the Merger Agreement and the agreements ancillary thereto, including the voting and support agreement, dated as of October 21, 2021 (the “Voting Agreement”), between FTSI and THRC, the confidentiality agreement, dated as of February 19, 2021 (the “Confidentiality Agreement”), between Parent and FTSI, and the equity financing letter, dated as of October 21, 2021, between THRC and FTSI. Rather, Parent and FTSI compete vigorously with each other.

The Voting Agreement requires THRC to vote in favor of the adoption of the Merger Agreement and any other action necessary for the consummation of the Merger, but does not provide THRC with the right to control FTSI or to influence the management of FTSI. By requiring that THRC enter into the Voting Agreement in connection with the execution of the Merger Agreement, the FTSI board of directors sought to enhance THRC’s commitment to the transaction for the benefit of all other stockholders by limiting THRC’s ability to elect to vote against the transaction at a later date. Accordingly, FTSI believes that the Voting Agreement is similar to voting agreements that are frequently requested of large stockholders of parties to mergers and acquisitions (including many transactions that are not subject to Rule 13e-3), even where the large stockholders are not themselves the counterparty to the applicable transaction, for the purpose of increasing deal certainty. In addition, the Merger Agreement includes the Majority of the Minority Condition, which provides that FTSI’s obligation to consummate the Merger is conditioned upon the approval of a majority of FTSI stockholders, other than Parent and its affiliates (including THRC). Accordingly, the FTSI stockholder vote is not, as suggested in the Interpretive Release as may be the case in other scenarios, a “mere formality.”

U.S. Securities and Exchange Commission

Additionally, the Merger Agreement does not contain any “naked no vote” termination fee or expense reimbursement, (i.e., no such payment would be due from FTSI in the event that the FTSI stockholders do not approve the transaction, absent any adverse change of recommendation by the FTSI board of directors or an alternative acquisition proposal, or certain breaches of FTSI’s obligations under the Merger Agreement) such that FTSI stockholders would be subject to any compulsion to vote in favor of the Merger.

Also relevant to the Rule 13e-3 analysis is the Confidentiality Agreement, pursuant to which Parent and its affiliates agreed, among other things, that it is not permitted to (a)(i) acquire any FTSI common stock or (ii) propose any tender or exchange offer, acquisition, merger or other business combination involving FTSI or any of its subsidiaries or involving any assets of FTSI or any of its subsidiaries, or (b) with respect to other activities relating to effecting any such transactions in relation to a business combination or certain other acquisition transactions with respect to FTSI, (i) engage in any solicitation of proxies or consents to vote any voting securities of FTSI or any of its subsidiaries, (ii) form, join or in any way participate in, or otherwise encourage the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of FTSI or any of its subsidiaries or otherwise act in concert with any person in respect of any such securities with any person that is not an affiliate of Parent, (iii) seek to take any action or make any proposal by means of the written consent of stockholders of FTSI or any of its subsidiaries, or (iv) otherwise act, directly or indirectly, alone or in concert with others, to seek to change the structure or composition of the FTSI board of directors, or to control, advise, change or influence the management, the FTSI board of directors, governing instruments, stockholders, strategies, policies or affairs of FTSI or any of its subsidiaries. This provision was designed to limit any ability of THRC to influence the conduct of FTSI and to protect the integrity of the arms’-length negotiations.

Absence of any special relationship with management

THRC does not have any relationship with the management of FTSI that would provide THRC with a say over the operations or management of FTSI or that would influence the FTSI board of directors’ decision to approve the Merger Agreement.

In its prior guidance, including in Sections 201.01, 201.05 and 201.06 of the Rule 13e-3 C&DI, the Division has indicated that an important consideration in any Rule 13e-3 analysis is the continuity of management of the target company post-transaction. According to Section 201.01, factors that should be considered when determining whether Rule 13e-3 obligations apply to a particular transaction include “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management executive, the equity participation of management in the acquirer, and the representation of management on the board of the acquirer.” Additionally, as set forth in Section 201.05 of the Rule 13e-3 C&DI, an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company.” Here, none of the members of management of FTSI have discussed, negotiated or entered into any agreements or understandings with THRC with respect to, or otherwise anticipates, any rollover of their equity interests in FTSI,3 representation on the surviving company’s board post-closing or the terms of any post-closing employment other than that after the merger THRC has had conversations with certain members of management of FTSI (which do not include the Chief Executive Officer or the Chief Operating Officer) regarding staying with the company on a transitional basis for a short period after the transaction closes.

3 In fact, the equity awards held by management as of immediately prior to the Closing will convert into the same cash consideration that public stockholders will receive or, in the case of options, an amount of cash equal to the “in-the-money” value of the options, subject to the specific terms and conditions described in the Revised Proxy Statement.

U.S. Securities and Exchange Commission

2)	The Merger does not raise the concerns that Rule 13e-3 was intended to address

As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction. In the Interpretive Release, the SEC signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders. However, in the case of the Merger, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

As described above, the Merger was the result of a comprehensive, arm’s-length negotiation between FTSI and Parent at the direction of the FTSI board of directors, almost all of whom are independent from FTSI’s management under the listing standards of the NYSE American and the rules and regulations promulgated under the Exchange Act, and none of whom have or have had any connections to or affiliations with THRC. In addition, the FTSI board of directors insisted on Merger Agreement provisions designed to protect the interests of FTSI’s stockholders, including, among other things, the right of the FTSI board of directors to respond to any alternative acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal, to change its recommendation to FTSI’s stockholders if the failure to do so would be inconsistent with its fiduciary obligations under applicable law, to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal, in each case, subject to certain specific customary conditions (including the payment in certain circumstances of a reasonable termination fee), as well as a “go-shop” period and the Majority of the Minority Condition. Given the thorough process that was followed by FTSI management and the FTSI board of directors, and the protections included in the Merger Agreement and the ancillary agreements, this Merger did not and does not present the opportunity for the type of abuse or coercion of stockholders that Rule 13e-3 is intended to mitigate.

Further, while the Division indicated in the Interpretive Release that the mere existence of a vote in and of itself is not dispositive (because affiliates of the issuer may already hold the requisite vote for approval), we note that the stockholders of FTSI other than THRC have the ultimate say in whether this transaction is completed. Most importantly, we note that the obligation of FTSI to consummate the Merger is conditioned upon the approval of the holders of a majority of the FTSI common stock other than shares held by Parent and its affiliates (including THRC). In addition, in order to ensure that FTSI’s stockholders may vote freely without any semblance of duress, the Merger Agreement does not require FTSI to reimburse Parent for its transaction expenses if the Merger Agreement is terminated following FTSI stockholder’s refusal to adopt the Merger Agreement, not does it require FTSI to pay a termination fee to Parent if the Merger Agreement is terminated following FTSI stockholders’ failure to adopt the Merger Agreement in the absence of an adverse change of recommendation by the FTSI board of directors or an alternative acquisition proposal, or certain breaches of FTSI’s obligations under the Merger Agreement.

U.S. Securities and Exchange Commission

In sum, notwithstanding the fact that THRC is a 19.6% stockholder of FTSI, the opportunities for coercion or abuse of stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the Merger.

*                    *                    *

Please do not hesitate to contact me at (212) 450-4133 (william.taylor@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ William L. Taylor

cc:	Jared Vitemb, Senior Vice President, General Counsel, Chief Compliance Officer Cheryl Chan, Davis Polk & Wardwell LLP